LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey 08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

April 24, 2019

VIA EDGAR

Anu Dubey, Staff Counsel

U.S. Securities and Exchange Commission
Division of Investment Management

Office of Disclosure and Review

100 F Street N.E.
Washington DC 20549

Re:

Monteagle Funds (“Registrant”)

File Nos. 333-41461; 811-08529

Dear Ms. Dubey:

Kindly accept this letter on behalf of the Monteagle Funds (“Trust”). Set forth below are the comments that you expressed in our telephone conversation on April 23, 2019 regarding the Registrant’s Post-Effective Amendment No. 70 filed with the Securities and Exchange Commission (“SEC”) on January 17, 2019, and the responses thereto.  Your comments are set forth in italics and are followed by the Registrant’s responses on behalf of its separate series the Monteagle Opportunity Equity Fund, which will be reflected in its Post-Effective Amendment No. 79 filed on this date.  We are accompanying with this letter the pages that reflect the changes for your reference.

The registrant’s responses are as follows:

Prospectus

1.

Consider listing the “Principal Investment Risks” in order of importance rather than in alphabetical order.

Response: The Registrant has listed the principal investment risk in the order of importance.

2.

Please remove “and acceptance” from the sentence beginning “The Fund typically expects to pay redemption proceeds one (1) business day…” under the paragraph entitled “Selling Shares.”

Response:  The Registrant has made the requested revision.

Ms. Anu Dubey

April 24, 2019

Part C – Other Information

3.

It appears that the Fund will utilize a unitary fee structure. However, the service provider agreements are in the name of the Fund. Please supplementally describe how the agreements are structured and if the Fund is paying for fund expenses such as custody, administration and fund accounting and subject to related liability from service providers, subject to reimbursement from the adviser. Consider revising the service provider agreements so that the Adviser is party to them, in harmony with what is stated in the Prospectus and Statement of Additional Information.

Response: The Registrant confirms that the Adviser has contractually agreed, pursuant to the terms set forth in the Management Agreement between the Trust, the Fund and the Adviser, to satisfy all the fees associated with the Fund’s service providers, except as otherwise disclosed in the filing and, in particular, amend the Custody Agreement. The Registrant will amend the Custody Agreement to permit the payment of such custodial fees to be paid by the Adviser and amend such other of the Fund’s service provider agreements with similar language as that found in the Custody Agreement in this regard.

Thank you for your kind attention to the matter.  Should you have any questions, please contact me.

Sincerely,

/s/ C. Richard Ropka

C. Richard Ropka, Esq.

CRR:ab

Encl(s).